May 24, 2005

Via Facsimile (202) 772-9213
Frank Green
Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	The Procter & Gamble Company; Proposed Changes to Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-123309)

Dear Mr. Green:

As you know, we have been asked by Brigitte Lippmann to discuss directly with you the Company’s response to the Staff’s comment #1 to the Registration Statement on Form S-4 (the “Registration Statement”) as set forth in the letters to James J. Johnson and Richard K. Willard dated May 16, 2005 and May 20, 2005.

For your convenience, we have set forth below in italics comment #1 in its entirety followed by the response thereto.

1.	We note the representation in your response to our prior comment 1 that you sell certain beauty and paper products to a distributor who operates in Syria. Advise us whether the distributor is a Syrian person, or Syrian state owned or private entity, and describe the material terms of the distribution agreement pursuant to which your products are sold into Syria.

We note the representation in your response that Gillette’s distributors sell its products in Iran and Iraq. Please advise us whether the distributors who sell Gillette products in those countries are Iranian or Iraqi persons, or Iranian or Iraqi state owned or private entities, and describe the material terms of the distribution agreements pursuant to which Gillette products are sold into those countries. Additionally, please advise us whether Gillette had any distribution agreements for the sale of its products into Iraq during the time that country was subject to US economic sanctions, and/or identified by the US State Department as a state sponsor of terrorism.

Frank Green
May 24, 2005

In addressing the materiality of your indirect sales into Syria and Iran, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions, and whether those sales constitute a material investment risk for Company and/or Gillette security holders, please note that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company’s reputation and share value, that a reasonable investor would deem important in making an investment decision. The same factors should be considered in evaluating the materiality to you, and to Company and Gillette security holders, of any sales into Iraq during the time that country was identified as a state sponsor of terrorism and subject to U.S. economic sanctions.

Response:

Syria

In response to the Staff’s request, the Company supplementally advises the Staff that Joud Trading Company, LTD. (the “distributor”), a Syrian private entity located at P.O. Box 219, Lattakia, Syria, is the Company’s distributor that operates in Syria. The owners of Joud Trading Company, LTD. is Mr. Hayssam Jour and his family. The material terms of the distribution agreement are set forth below:

•	Products—the distribution agreement covers the following products: Always, Pampers, Pantene, Pert, H&S, Ariel, Camay, Zest, Yes, Tide, Fairy, Alldays, Pringles, Ace, Crest, Febreze, Crisco;

•	Exclusivity—the distributorship is exclusive in that the Company agrees that it will not sell such products to anyone in Syria other than the distributor;

•	Price—the distributors mark-up for each of the products ranges from 9%-15% depending on the amount of total units sold;

•	Term—the distribution agreement may be terminated by either party with or without cause on 60 days’ notice (or by the Company immediately provided it pays the distributor its mark-up on sales for 60 days’ average business).

The Company confirms that all of its transactions with Joud Trading Company, LTD. have been made in compliance with the guidelines for business practices set forth in the U.S. sanctions regulations against Syria. Specifically, the Company

Frank Green
May 24, 2005

confirms that none of its products that have been sold in Syria contain more than 10% U.S. content. As previously disclosed to the Staff, the total sales of the Company’s products to the Syrian distributor are less than $20 million per year. Moreover, because the nature of the products indirectly sold into Syria are consumer products (household goods, detergent, soap, diapers, etc.) which enhance the day-to-day life of ordinary citizens, the Company does not believe that such activity carries reputational risks. Accordingly, the Company believes that its indirect sales into Syria are not material, in light of both quantitative and non-quantitative factors, including the potential impact on the Company’s reputation and share value. Further, the Company believes that its indirect sales into Syria do not constitute a material investment risk for the Company’s security holders when considered in light of such quantitative and non-quantitative factors.

Iran

In response to the Staff’s request, Gillette supplementally advises the Staff that non-U.S. subsidiaries of Gillette have without any involvement by U.S. persons engaged in sales transactions with Iran through a distributor, Tehran Bouran Company (“Tehran Bouran”). Tehran Bouran is an Iranian private company based in Tehran in which Gillette has no ownership interest of any kind. No Gillette company has any distribution agreement with Tehran Bouran.

Tehran Bouran has been purchasing Gillette products from Gillette Middle East (a branch of Gillette UK Limited, a UK legal entity) and selling these Gillette products in Iran since 1989. Since 2000 Tehran Bouran has been purchasing from Gillette Middle East and selling Braun products in Iran. The relationship between Tehran Bouran and these non-U.S. Gillette selling companies is managed by non-U.S. persons who are located in the office of Gillette Middle East, which is based in Dubai. Gillette products (including Oral-B and Duracell) are shipped to Tehran Bouran from a non-U.S. Gillette Distribution centre in Jebel Ali, United Arab Emirates which also services the entire Middle East and part of the African territories. Braun products are shipped to Tehran Bouran directly from the non-U.S. Braun global distribution centre located in Germany. To the extent any of the products sold to Tehran Bouran are U.S.-manufactured, the products are drawn from general pre-existing inventories that are maintained by non-U.S. persons and not predominantly furnishing products for sales to U.S.-sanctioned countries. Non-U.S. Gillette subsidiaries screen all of their customers against the U.S. government list of Specially Designated Nationals, Denied Parties and other U.S. government

Frank Green
May 24, 2005

department and agency lists of individuals, entities and groups subject to U.S. economic sanctions or other limitations on U.S. trade privileges.

Iraq

Gillette had no business dealings of any kind with Iraq until after the termination of U.S. sanctions against that country in May 2003. In September 2004, Gillette established a relationship with A K Al Muhaidib & Sons trading as Al Maha (“Al Muhaidib”), which is an Iraqi company in which Gillette has no ownership interest and which is based in Baghad. Since October 2004, Al Muhaidib has been distributing Gillette products in Iraq.

Gillette has not entered into any distribution agreement with Al Muhaidib. Gillette products (including Oral-B and Duracell) are shipped to Al Muhaidib from the Gillette Distribution centre in Jebel Ali, United Arab Emirates and Braun products are shipped directly from Germany. As noted above, the non-U.S. Gillette subsidiaries screen all of their customers against the U.S. government list of Specially Designated Nationals, Denied Parties and other U.S. government department and agency lists of individuals, entities and groups subject to U.S. economic sanctions or other limitations on U.S. trade privileges.

Gillette’s sales through distributors amounted to approximately $24,621,000 in Iran and approximately $1,204,000 in Iraq, in each case during the 2004 fiscal year. (This equates to 0.25% of Gillette’s total worldwide sales during such time.) Gillette believes that the sales through distributors of products in Iran and Iraq are immaterial to Gillette after taking into consideration both quantitative factors and non-quantitative factors such as the potential impact on Gillette’s reputation and share value. Gillette has reached this conclusion based not only on the immaterial level of sales in these countries, but also based on the fact that the nature of the products sold into Iran and Iraq (blades, razors, deodorant, shaving products, batteries, flashlights, shavers, other haircare and household appliances, toothbrushes and related oral care products, etc.) are consumer products and used to enhance the day-to-day life of ordinary citizens, and its belief that it has fully complied with applicable U.S. laws relating to the sales of products in Iran and Iraq. Based on the conclusion that Gillette has reached with respect to the immaterial impact of such sales on Gillette after taking into consideration quantitative and non-quantitative

Frank Green
May 24, 2005

factors, Gillette does not believe that these sales pose a material investment risk to its security holders.

Please contact the undersigned at (212) 504-5555 if you have any questions regarding the Company’s response herein provided.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:	Brigitte Lippmann
James J. Johnson, Esq.
Richard K. Willard, Esq.
George R. Bason, Jr., Esq.